UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File Number:  1-11064
CUSIP Number:  110415205

(CHECK ONE): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form
             N-SAR  [ ]Form N-CSR

                For Period Ended: June 25, 2005
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                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 -----------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                BriteSmile, Inc.
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                            (Full Name of Registrant)

                                       N/A
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                           (Former Name if Applicable)

                              460 North Wiget Lane
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           (Address of Principal Executive Office (Street and Number))

                         Walnut Creek, California 94598
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                           (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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(b)               The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         On July 18, 2005, Deloitte & Touche LLP advised BriteSmile, Inc. (the "Company") that it was resigning as the Company's auditor. Deloitte & Touche did not start its review of the Company's financial statements for the three- and six-month periods ended June 25, 2005 ("Financial Statements"), prior to its resignation. Accordingly, the Company is unable to file its quarterly report on Form 10-Q for the quarter ended June 25, 2005 ("Form 10-Q") by the deadline prescribed under Securities and Exchange Commission ("SEC") rules and regulations without unreasonable effort and expense. The Audit Committee of the Board of Directors of the Company is completing the process to engage a new independent accounting firm to serve as the Company's auditor so that review of the Financial Statements can be completed and the Form 10-Q can be filed with the SEC as soon as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth Czaja, Chief Financial Officer                    925-941-6260
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                 (Name) (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                BriteSmile, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   8/10/05                     By /s/ Kenneth Czaja
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                                          Kenneth Czaja
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                 Schedule IV (3)


Revenues for the second quarter of 2005 decreased by approximately 20% compared to the second quarter of 2004, and the net loss is estimated to be approximately $(6.5) million compared to a loss of $(0.7) million in the second quarter of 2004.